GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

04035094

28 May 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room ~~3094 (3-6)~~ 3011 3-2
450 5th Street
Northwest
Washington DC 20549
USA

New GKN PLC

SEC MAIL PROCESSING RECEIVED JUN 04 2004 WASH. D.C. 158 SECTION

SUPPL

Dear Sirs,

GKN plc - Notification of Directors' Interests

For your information I enclose a copies of two announcements regarding the above.

Yours faithfully,

S. DeRitter

pp **David Pavey**
Assistant Company Secretary

Enc.

PROCESSED
JUL 01 2004
THOMSON FINANCIAL

dw 7/1

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of director
	GKN PLC		K SMITH

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
	DIRECTOR		DIRECTOR

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
	DIRECTOR		PURCHASE OF SHARES

7.	Number of shares/amount of stock acquired	8.	Percentage of issued class	9.	Number of shares/amount of stock disposed	10.	Percentage of issued class
	35,000		LESS THAN 0.01%				

11.	Class of security	12.	Price per share	13.	Date of transaction	14.	Date company informed
	ORDINARY SHARES OF 50P EACH		229.25 PENCE		27 MAY 2004		27 MAY 2004

15.	Total holding following this notification	16.	Total percentage holding of issued class following this notification
	123,273		0.02%

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant	18.	Period during which or date on which options exercisable

EXEMPTION NO

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved: class, number

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22.	Total number of shares or debentures over which options held following this notification

23.	Any additional information	24.	Name of contact and telephone number for queries
			DAVID PAVEY 01527 533295

25.	Name and signature of authorised company official responsible for making this notification DAVID PAVEY ASSISTANT SECRETARY Date of notification 27 MAY 2004

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of director
	GKN PLC		BARONESS HOGG

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
	DIRECTOR		BROWN BROTHERS HARRIMAN

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
	DIRECTOR		PURCHASE OF SHARES

7.	Number of shares/amount of stock acquired	8.	Percentage of issued class	9.	Number of shares/amount of stock disposed	10.	Percentage of issued class
	4,000		LESS THAN 0.01%				

11.	Class of security	12.	Price per share	13.	Date of transaction	14.	Date company informed
	ORDINARY SHARES OF 50P EACH		231.9492 PENCE		27 MAY 2004		27 MAY 2004

15.	Total holding following this notification	16.	Total percentage holding of issued class following this notification
	9,893		LESS THAN 0.01%

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant	18.	Period during which or date on which options exercisable

EXEMPTION NO. 82 - 5204

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved: class, number

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22.	Total number of shares or debentures over which options held following this notification

23.	Any additional information	24.	Name of contact and telephone number for queries
			DAVID PAVEY 01527 533295

25.	Name and signature of authorised company official responsible for making this notification DAVID PAVEY ASSISTANT SECRETARY Date of notification 27 MAY 2004